                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON,DC  20549

                           -----------------------

                                  FORM 11-K


                                ANNUAL REPORT
                      PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1995
                          ---------------------------------------------------

                                      OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to
                               ------------    ----------

Commission file number 0-8591
                       ------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below: FIGGIE INTERNATIONAL INC. SUPPLEMENTARY RETIREMENT SAVINGS PLAN

        B. Name of issuer of the securities held pusuant to the plan and the address of its principal executive office: FIGGIE INTERNATIONAL INC., 4420 SHERWIN ROAD, WILLOUGHBY, OHIO 44094.

               FIGGIE INTERNATIONAL INC.
               SUPPLEMENTARY RETIREMENT SAVINGS PLAN


               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1995 AND 1994
               TOGETHER WITH REPORT OF
               INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
Supplementary Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Figgie International Inc. Supplementary Retirement Savings Plan (the
Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1995 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.






Cleveland, Ohio,
   July 19, 1996.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------


                           DECEMBER 31, 1995 AND 1994
                           --------------------------

                                      INDEX
                                      -----



          Statements of Net Assets Available for Benefits as of
            December 31, 1995 and 1994

          Statement of Changes in Net Assets Available for Benefits for the
            Year Ended December 31, 1995

          Notes to Financial Statements

          Exhibit 1 - Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1995

          Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1995

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------



                                                                            1995
                                         -----------------------------------------------------------------------------

                                                                       Participant Directed
                                         -----------------------------------------------------------------------------
                                                            Figgie           Figgie
                                                        International    International
                                                             Inc.             Inc.
                                                           Class A          Class B          Fixed      International
                                                            Common           Common         Income          Stock
                                         Equity Fund      Stock Fund       Stock Fund        Fund            Fund
                                         ------------   --------------   --------------   -----------   --------------
ASSETS:
   Cash (overdraft)                      $         --   $           --   $           --   $   270,344   $           --
   Investments, at fair value (Note 3)     14,007,179          254,751          234,254    27,190,323          910,003
   Employee contribution receivable            51,412           (7,768)           1,611       263,005           28,753
   Accrued interest income                         --               --               --       305,733               --
                                         ------------   --------------   --------------   -----------   --------------

         Total assets                      14,058,591          246,983          235,865    28,029,405          938,756
                                         ------------   --------------   --------------   -----------   --------------

LIABILITIES:
   Administrative expenses payable                 --               --               --         7,690            2,868
                                         ------------   --------------   --------------   -----------   --------------

         Total liabilities                         --               --               --         7,690            2,868
                                         ------------   --------------   --------------   -----------   --------------

NET ASSETS (DEFICIT) AVAILABLE FOR
   BENEFITS                              $ 14,058,591   $      246,983   $      235,865   $28,021,715   $      935,888
                                         ============   ==============   ==============   ===========   ==============

                                                   1995                                      1994
                                         ---------------------------   ----------------------------------------------
                                         Nonparticipant
                                            Directed                                  Participant Directed
                                           ----------                  ----------------------------------------------
                                                                                         Figgie           Figgie
                                                                                     International    International
                                                                                          Inc.             Inc.
                                                                                        Class A          Class B
                                                                         Equity          Common           Common
                                             Other          Total         Fund         Stock Fund       Stock Fund
                                           ----------    -----------   -----------   --------------   --------------
ASSETS:
   Cash (overdraft)                        $ (270,344)   $        --   $        --   $       17,413   $         (244)
   Investments, at fair value (Note 3)             --     42,596,510    14,295,909          187,003          197,493
   Employee contribution receivable                --        337,013       110,868           (5,185)          10,977
   Accrued interest income                         --        305,733            --               39                8
                                           ----------    -----------   -----------   --------------   --------------

         Total assets                        (270,344)    43,239,256    14,406,777          199,270          208,234
                                           ----------    -----------   -----------   --------------   --------------

LIABILITIES:
   Administrative expenses payable             50,886         61,444            --               --               --
                                           ----------    -----------   -----------   --------------   --------------

         Total liabilities                     50,886         61,444            --               --               --
                                           ----------    -----------   -----------   --------------   --------------

NET ASSETS (DEFICIT) AVAILABLE FOR
   BENEFITS                                $ (321,230)   $43,177,812   $14,406,777   $      199,270   $      208,234
                                           ==========    ===========   ===========   ==============   ==============


                                                                 1994
                                         -------------------------------------------------------
                                                                     Nonparticipant
                                            Participant Directed        Directed
                                         ----------------------------   ---------



                                             Fixed     International
                                             Income        Stock
                                              Fund          Fund          Other         Total
                                         --------------   -----------   ---------    -----------
ASSETS:
   Cash (overdraft)                      $        8,689    $   (1,477)  $     694    $    25,075
   Investments, at fair value (Note 3)       28,957,397     1,210,970      22,814     44,871,586
   Employee contribution receivable             343,285        32,880          --        492,825
   Accrued interest income                      469,116           148           3        469,314
                                         --------------   -----------   ---------    -----------

         Total assets                        29,778,487     1,242,521      23,511     45,858,800
                                         --------------   -----------   ---------    -----------

LIABILITIES:
   Administrative expenses payable                   --            --      38,967         38,967
                                         --------------   -----------   ---------    -----------

         Total liabilities                           --            --      38,967         38,967
                                         --------------   -----------   ---------    -----------

NET ASSETS (DEFICIT) AVAILABLE FOR
   BENEFITS                              $   29,778,487    $1,242,521   $ (15,456)   $45,819,833
                                         ==============   ===========   =========    ===========



The accompanying notes to financial statements are an integral part of these statements.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------



                                                                                                              Nonparticipant
                                                        Participant Directed                                     Directed
                                --------------------------------------------------------------------   ---------------------------
                                               Figgie         Figgie
                                            International  International
                                            Inc. Class A   Inc. Class B                  International
                                   Equity      Common         Common      Fixed Income      Stock
                                    Fund      Stock Fund    Stock Fund        Fund          Fund          Other          Total
                                ------------ ------------  -------------  ------------   -----------   ------------   ------------
ADDITIONS:
   Investment income            $  1,349,637   $  53,983   $     32,736   $  3,066,402   $    33,060   $      8,696   $  4,544,514
   Employee contributions          1,266,741      63,184         57,159      2,216,723       274,794             --      3,878,601
   Participant transfers
     from Figgie Security Inc.
     Supplementary Retirement
     Savings Plan                         --          --             --         28,967            --             --         28,967
   Net appreciation in fair
     value of investments          2,589,793      65,491         65,511      1,213,928        62,243             --      3,996,966
                                ------------   ---------   ------------   ------------   -----------   ------------   ------------

         Total additions           5,206,171     182,658        155,406      6,526,020       370,097          8,696     12,449,048
                                ------------   ---------   ------------   ------------   -----------   ------------   ------------

DEDUCTIONS:
   Benefit payments                4,865,116      82,815         86,931      9,310,271       530,588         24,272     14,899,993
   Administrative expenses                --          75             63         68,055        16,584        106,299        191,076
                                ------------   ---------   ------------   ------------   -----------   ------------   ------------

         Total deductions          4,865,116      82,890         86,994      9,378,326       547,172        130,571     15,091,069
                                ------------   ---------   ------------   ------------   -----------   ------------   ------------

NET INCREASE (DECREASE) BEFORE
   INTERFUND TRANSFERS
                                     341,055      99,768         68,412     (2,852,306)     (177,075)      (121,875)    (2,642,021)

INTERFUND TRANSFERS                 (689,241)    (52,055)       (40,781)     1,095,534      (129,558)      (183,899)            --
                                ------------   ---------   ------------   ------------   -----------   ------------   ------------

NET ADDITIONS (DEDUCTIONS)          (348,186)     47,713         27,631     (1,756,772)     (306,633)      (305,774)    (2,642,021)

NET ASSETS AVAILABLE FOR
   BENEFITS, beginning of year
                                  14,406,777     199,270        208,234     29,778,487     1,242,521        (15,456)    45,819,833
                                ------------   ---------   ------------   ------------   -----------   ------------   ------------

NET ASSETS (DEFICIT) AVAILABLE
   FOR BENEFITS, end of year
                                $ 14,058,591   $ 246,983   $    235,865   $ 28,021,715   $   935,888   $   (321,230)  $ 43,177,812
                                ============   =========   ============   ============   ===========   ============   ============






The accompanying notes to financial statements are an integral part of this statement.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------



1. SUMMARY OF THE PLAN:
   --------------------

The Figgie International Inc. Supplementary Retirement Savings Plan (the Plan) was established on January 1, 1985, and was amended and restated on January 1, 1989, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statements of net assets available for benefits and statement of changes in net assets available for benefits are prepared on the accrual basis of accounting.

The assets of the Plan are commingled with the assets of the Figgie Security Inc. Supplementary Retirement Savings Plan for investment purposes in the Figgie International Inc. Supplementary Retirement Savings Plan Trust (the Trust). When not specifically identifiable, income and expenses of the Trust are allocated between the Plans.

Net appreciation in fair value and net realized gains on sale of investments for 1995 were calculated on a consolidated basis for the Trust, prior to allocation, based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Reportable Transactions
-----------------------

As the assets of the Plan are commingled in the Trust with the assets of the Figgie Security Inc. Supplementary Retirement Savings Plan, the identification of reportable transactions for each plan is not possible. The schedule of reportable transactions (Exhibit 2) is a comprehensive listing of the reportable transactions or series of transactions of the Trust.

Contributions
-------------

Participants are eligible to contribute up to 7% of their salary based upon their eligible earnings, as defined, subject to the limits of the Internal Revenue Code. Contributions due from employees are accrued when they are withheld. There are no employer contributions.

Participants direct their contributions in 25% increments between the Equity Fund, Fixed Income Fund and International Stock Fund. Contributions in the Class A and Class B Common Stock Funds may be directed in 5% increments to each of the funds, however, a participant's investment in both the Class A and Class B Common Stock Funds may not exceed, in aggregate, 25% of the amounts credited to his accounts, as defined.

Investment Income
-----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

3. INVESTMENTS:
   ------------

The Plan's investments consist of an Equity Fund, shares of Figgie International Inc. Class A and Class B Common Stock, a Fixed Income Fund, an International Stock Fund and units of Figgie International Inc. Investment Trust for Retirement Trusts Pooled Fund.

The Equity Fund invests in stock of many U.S. companies. In addition, it invests on a smaller basis in U.S. government obligations as well as short-term holdings.

Effective April 1, 1990, a Class A Common Stock Fund and Class B Common Stock Fund were established. The Plan invests amounts in these funds in shares of the Company's Class A Common Stock and Class B Common Stock. At December 31, 1995, the Plan held 24,555 and 23,059 shares of Class A and Class B Common Stock with a cost basis of $359,790 and $366,248, respectively. At December 31, 1994, the Plan held 29,061 and 31,690 shares of the Company's Class A and Class B Common Stock, with a cost basis of $483,037 and $576,959, respectively.

The Fixed Fund consists of investments which earn a predetermined interest rate or a predetermined interest rate range of a certain specified period of time. Generally, these investments are U.S. government securities, corporate bonds, bank certificates of deposit, and/or other similar items.

The International Stock Fund is a fund which invests in non-U.S. company stock with attractive return potential. The Fund's investments are balanced among the large, well-established markets of Japan and Europe, and some of the world's emerging markets as those in South America and Asia.

In 1991, the Plan began investing in units of the Figgie International Inc. Investment Trust for Retirement Trusts (the Investment Trust) Pooled Fund. These units, valued monthly at current market value, represent the Plan's interest in a variety of securities, including net appreciation or depreciation in fair value and interest and dividend income, net of investment and administrative expenses. The Investment Trust's statements of net assets at December 31, 1995 and 1994, and the related statement of changes in net assets for the year ended December 31, 1995, together with the unit value calculation, have been audited and reported on by Arthur Andersen LLP, independent public accountants, in a separate report dated July 19, 1995 (not included herein).

The Plan also invests in shares of the Employee Benefit Short-Term Money Market Fund and the Rodney Square Money Market Fund (Money Market Funds). The Money Market Funds consist primarily of investments in commercial paper, with additional minor investments in certificates of deposit, banker acceptances, time deposits and corporate notes. The investment in commercial paper is distributed over a diverse range of industries, thereby attempting to minimize the risk involved. The Plan's recordkeeper allocates the investment in the Money Market Funds between the Equity Fund and the Fixed Income Fund at December 31 each year. As such, this investment does not appear as a line item on the statements of net assets available for benefits. Further, as the Trust has many transactions in the Money Market Funds throughout the year, it appears on the schedule of reportable transactions (Exhibit 2).

4. DISTRIBUTIONS TO PARTICIPANTS:
   ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $4,448,523 and $2,429,046 at December 31, 1995 and 1994, respectively.

5. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has been received for the Plan and the seven amendments thereto. A favorable determination for amendments 8 through 10 has not been received, but it is the opinion of the plan administrator that the contents of these amendments will not alter the Plan's tax-exempt status. In addition, a favorable determination as to the amended and restated plan's tax exempt status and one amendment thereto has not been received. Informational tax returns are prepared and filed annually with the Internal Revenue Service.

                                                                       EXHIBIT 1






                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1995
                             -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------



                                                                               Fair
              Identity of Issue and Description                   Cost         Value
-----------------------------------------------------------   ------------  -----------
Equity Fund                                                   $  7,654,198  $14,007,179
                                                              ============  ===========

Figgie International Inc. Class A Common Stock                $    359,790  $   254,751
                                                              ============  ===========

Figgie International Inc. Class B Common Stock                $    366,248  $   234,254
                                                              ============  ===========

Fixed Income Fund                                             $ 24,697,211  $27,190,323
                                                              ============  ===========

International Stock Fund                                      $    868,435  $   910,003
                                                              ============  ===========



              The accompanying notes to financial statements are an
                         integral part of this exhibit.

                            FIGGIE INTERNATIONAL INC.
                            -------------------------

                      SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                      -------------------------------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------



During the year ended December 31, 1995, the Trust had the following "reportable transactions," as defined.


                                                                                           Current Value of
                                              Purchase        Selling        Cost of           Asset on         Net Gain
       Identity of Party Involved              Price           Price          Asset        Transaction Date     or (Loss)
------------------------------------------  ------------   -------------  -------------   -------------------  -----------
Rodney Square Money Market Fund
   (49 transactions)                         $ 6,390,702    $      -       $  6,390,702      $ 6,390,702       $     -

Employee Benefit Short-term Money Market
   Fund (136 transactions)                    13,659,041           -         13,659,041       13,659,041             -

Equity Fund
   (20 transactions)                           1,812,954           -          1,812,954        1,812,954             -

Rodney Square Money Market Fund
   (28 transactions)                               -           7,471,264      7,471,264        7,471,264             -

Employee Benefit Short-term Money Market
   Fund (84 transactions)                          -          11,375,970     11,375,970       11,375,970             -

Equity Fund
   (11 transactions)                               -           5,744,924      3,237,707        4,881,037         2,507,217




The accompanying notes to financial statements are an integral part of this exhibit.

                                  SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the emplyee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        FIGGIE INTERNATIONAL INC. SAVINGS
                                        PLAN FOR HOURLY PAID EMPLOYEES

                                        By:  Wilmington Trust Company, Trustee

                                        /s/        Bruce Spartz
                                        ----------------------------------
Date:  November 14, 1996                 Bruce Spartz,
                                        Senior Financial Services Officer

                                EXHIBIT INDEX
                                -------------

23.1    Consent of Arthur Andersen LLP